6620 West Broad Street Richmond, VA 23230 www.genworth.com

July 27, 2010

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to the letter dated July 13, 2010 to Patrick B. Kelleher, Senior Vice President and Chief Financial Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced documents (the “Comment Letter”). We are submitting this letter in response to the Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments before each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis

Business trends and conditions

Trends and conditions affecting our segments

U.S. Mortgage Insurance, page 91

1.	Refer to your response to prior comment one. Please revise your disclosure to include a description of the types of workouts, loan modifications, and pre-sales that resulted in a reduction of expected losses for the year ended December 31, 2009. Specifically, address your workouts and loan modifications during 2009 that consisted of actions that resulted in reduced mortgage payments from interest rate and/or amortization period adjustments but not from loan principal reductions.

Mr. Jim B. Rosenberg

July 27, 2010

We will revise our disclosure (underline indicates additions) included in the prior comment one response as follows:

Our loss mitigation activities, including those relating to workouts, loan modifications, pre-sales and rescissions, have resulted in a reduction of expected losses of approximately $847 million for the year ended December 31, 2009. In the process, we approved approximately 25,800 workouts, loan modifications and pre-sales, which related to loans representing approximately 2% of our risk in-force as of December 31, 2009, all of which resulted in a reduction of loss exposure of approximately $264 million during this period. Our workout and loan modification programs with various lender and service customers are designed to help borrowers in default regain current repayment status on their mortgage loans, which ultimately allowed many of these borrowers to remain in their homes. During the year ended December 31, 2009, we executed loan restructurings and modifications with our lender partners that resulted in reduced monthly mortgage loan repayment amounts either through reductions of the underlying loans’ interest rates and/or through a lengthening of the loans’ principal amortization period. The loans that are subject to workouts and loan modifications that were completed during the year ended December 31, 2009 could be subject to potential re-default by the underlying borrower at some future date. In addition, as a result of investigation activities on certain insured delinquent loans, we found significant levels of misrepresentation and non-compliance with certain terms and conditions of our underlying master insurance policies, as well as fraud. These findings resulted in rescission actions that reduced our loss exposure at the time of rescission by approximately $583 million for the year ended December 31, 2009. Our investigations process and rescission actions along with expanded loan modification efforts given various related lender and government programs, have had a significant benefit and are expected to continue; however, going forward, there is no assurance regarding what specific level of benefits will result.

2.

Refer to your response to prior comment two. You state that the reduction of expected losses is the cumulative total of the accrued liabilities provided for and included in the policy and contract claims liability that were relieved, net of associated premiums refunded at the time you executed the associated rescission actions on specified insured loan certificates and net of the liabilities re-accrued associated with the reinstatement of coverage for certain loan certificates rescinded previously, both during the applicable fiscal year. You also state that your loss reserving methodology includes estimates of the number of loans in

Mr. Jim B. Rosenberg

July 27, 2010

your delinquency inventory that will be rescinded, as well as estimates of the number of loans for which coverage may be reinstated. In the first statement above, it appears that you reduce/increase policy and contract claims when you execute a rescission/reinstatement action, and in the second statement above, it appears that you reduce/increase your policy and contract claims based on an estimate of rescission/reinstatement actions that will occur in the future. Please clarify this apparent inconsistency and revise your disclosure as appropriate. Additionally, if you reduce/increase your policy and contract claims based on an estimate of rescission/reinstatement actions, we believe your disclosure in the Critical Accounting Estimates section of MD&A regarding this estimation could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please revise your disclosure to address the following:

•	The method for establishing the estimate, including the significant assumptions used;
•

The degree to which you utilize information from third parties, including the extent to which a time lag may affect your estimate, and the process you perform to determine the accuracy and completeness of the information you receive;

•	The extent to which a backlog related to the processing of rescissions and reinstatements exists, and how the backlog affects your estimate;
•	Whether and how you use historical information to validate your existing estimates; and
•	The effects and expected effects of the uncertainty on your financial position and results of operations.

Our financial results reflect the impact of rescissions and reinstatements through the combination of estimated and actual experience in our reserve estimates. In estimating our liability for policy and contract claims, we include an estimate for the portion of the existing delinquency inventory that will result in a rescission or reinstatement. Our estimate is based on actual recent historical rescission and reinstatement experience incurred and adjusted periodically, as necessary.

Separately, actual rescissions and reinstatements are reflected in our calculation of savings from loss mitigation activities. When an actual rescission occurs, we reduce the liability for policy and contract claims for the rescission. Likewise, if a formerly rescinded policy is reinstated, we increase the liability for policy and contract claims and record the reinstated premiums in revenues.

Based on the Staff’s comment, we will revise our disclosure to clarify how rescission and reinstatement actions impact our reserving methodology and financial results as shown below in our response to the Staff’s comment three.

Mr. Jim B. Rosenberg

July 27, 2010

To address the Staff’s comments regarding third-party information and backlogs, while we do rely on third parties during the loan origination, claims and investigation processes, there has historically been no excessive time lag in the receipt of information that would impact our estimation process. Although recently, with the high volume of delinquencies being reported, some servicers are experiencing a lag in their reporting to us. This lag has not been significant enough to date to warrant a change to our reserving process. Additionally, to date, we have not experienced a backlog related to the processing of rescissions and reinstatements; therefore, there is no impact of backlog on our estimate related to rescissions and reinstatements.

We will also modify our disclosures (underline indicates additions) in Critical Accounting Estimates to clarify the impact of rescissions and reinstatements on our reserve estimates in our Annual Report on Form 10-K for the year ending December 31, 2010 as follows:

… Estimates of mortgage insurance reserves for losses and loss adjustment expenses are based on notices of mortgage loan defaults and estimates of defaults that have been incurred but have not been reported by loan servicers, using assumptions ~~of~~ developed based on past experience and our expectation of future development. These assumptions include claim rates for loans in default, ~~and~~ the average amount paid for loans that result in a claim and an estimate of the number of loans in our delinquency inventory that will be rescinded, including an estimate for reinstatement of previously rescinded coverage. Each of these assumptions is established by management based on historical and expected experience. We have established processes and have contractual rights to ensure we receive timely information from loan servicers to aid us in the establishment of our estimates. As is common accounting practice in the mortgage insurance industry and in accordance with U.S. GAAP, loss reserves are not established for future claims on insured loans that are not currently in default.

Management reviews quarterly the loss reserves for adequacy, and if indicated, updates the assumptions used for estimating and calculating such reserves based on actual experience. The establishment of our mortgage insurance loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may vary significantly from the loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers’ income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater loss on resale of properties obtained through foreclosure proceedings. Our estimates are also affected by the extent of fraud and misrepresentation that we uncover in the loans that we have insured and the coverage upon which we have consequently rescinded or may rescind going forward.

Mr. Jim B. Rosenberg

July 27, 2010

In considering the potential sensitivity of the factors underlying management’s best estimate of our U.S. and international mortgage insurance reserves for losses, it is possible that even a relatively small change in estimated claim rate (“frequency”) or a relatively small percentage change in estimated claim amount (“severity”) could have a significant impact on reserves and, correspondingly, on results of operations. Based on our actual experience during 2009, a reasonably likely quarterly change could be a $1,000 change in the average severity reserve factor combined with a 1% change in the average frequency reserve factor, which would change the gross reserve amount by approximately $107 million and approximately $29 million for our U.S. and international mortgage insurance businesses, respectively. As these sensitivities are based on our 2009 experience, given the high level of uncertainty in the economic environment, there is a reasonable likelihood that these changes in assumptions could occur in the near term. Adjustments to our reserve estimates are reflected in the consolidated financial statements in the years in which the adjustments are made.

3.	Refer to your response to prior comment two and also address the following:

•	Revise to disclose the period of time in which the insured party has the right to appeal your rescission;
•

Revise to disclose whether the premium refunds are presented within revenue or within benefits and other changes in policy reserves. If included in the latter, please tell us why this presentation is appropriate; and

•

Revise your proposed disclosure related to the change in prior year liability for the U.S. mortgage insurance business to specifically address the underlying reasons for the $515 million strengthening of reserves that offset your reductions of $465 million due to loss mitigation activities. In particular, provide additional detail related to the aging of the underlying delinquent loans and loss development trends. Also, disclose the amount of the change in estimate specifically related to the arbitration settlement.

Our rescission notice provides the insured party with 60 days to appeal our rescission and we will revise our disclosure as shown below to include this information. As discussed in our response to comment two, actual premium refunds are presented within revenue. However, our reserve methodology includes a component related to premium refunds. The reduction of expected losses related to a rescission which is recorded in policy and contract claims is the cumulative total of the liabilities that were relieved, net of associated premiums to be refunded, at the time we executed the associated rescission actions on specified insured loan certificates, and net of the liabilities re-accrued associated as a result of the reinstatement of coverage for certain loan certificates rescinded previously, during the applicable fiscal year. As discussed in our response to comment two, we will add additional disclosures to Critical Accounting Estimates to further explain how rescission and reinstatement actions impact our reserving methodology.

Mr. Jim B. Rosenberg

July 27, 2010

Based on the Staff’s comment, we will revise our disclosure (underline indicates additions, ~~strikeouts~~ represent deletions) included in the prior comment two response in our Annual Report on Form 10-K for the year ending December 31, 2010 as follows:

We request loan files to verify compliance with our master policies. Where underwriting is performed in-house, our master policy gives us the right to obtain a copy of the complete loan file for any insured loan. If no file is produced in response to our request, the master policy provides that coverage may be canceled. If a file is delivered but lacks certain documents that are critical to demonstrating compliance with applicable underwriting standards (discussed below) or to our ability to investigate the loan for misrepresentation, we issue a follow-up request and give the servicer an additional period of time (approximately 60 additional days) to produce the missing documents. If these documents are not received after the additional time period, the master policy provides that coverage may be canceled.

Where underwriting is delegated to other counterparties under specified criteria, our master policy requires that an insured loan be underwritten “in strict accordance” with applicable guidelines. Where our file review finds material noncompliance with the underwriting requirements, the master policy provides that coverage may be canceled. The master policy also excludes coverage for fraud and misrepresentation, among other matters. Where our investigation establishes noncompliance or fraud or misrepresentation involving an agent of the lender, we invoke our rights by issuing a rescission letter.

Following ~~our~~ an action to rescind coverage on insured loan certificates, the insured counterparty has 60 days ~~the right~~ to ~~object~~appeal our decision to rescind such coverage through an appeals process. If an insured counterparty appeals our decision to rescind coverage on given loan certificates and we concur that new or additional information is sufficient for us to reinstate coverage, we take the necessary steps to reinstate uninterrupted insurance coverage and reactivate the loan certificate.

Estimated savings related to rescissions are the reduction in carried loss reserves, net of premium refunds and reinstatement of prior rescissions. Estimated savings related to loan modifications and other cure related loss mitigation actions represent the reduction in carried loss reserves. For non-cure related actions, including pre-sales, the estimated savings represent the difference between the full claim obligation and the actual amount paid. ~~The reduction of expected losses is the cumulative total of the accrued liabilities provided for and included in the policy and contract claims liability that were~~

Mr. Jim B. Rosenberg

July 27, 2010

~~relieved, net of associated premiums refunded, at the time we executed the associated rescission actions on specified insured loan certificates and net of the liabilities re-accrued associated with the reinstatement of coverage for certain loan certificates rescinded previously, both during the applicable fiscal year.~~ If a loan certificate that was previously rescinded is reinstated and the underlying loan certificate remains delinquent, we re-accrue any liabilities that were relieved in connection with our decision to rescind coverage on the loan certificate. At the same time, for all loan certificates for which insurance coverage is reinstated, we collect and recognize any premium as revenue that had been refunded previously in connection with the action that would have rescinded coverage on the underlying loan certificate.

In addition, we will revise our disclosure (underline indicates additions, ~~strikeouts~~ represent deletions) included in the prior comment two response in our policy and contract claims footnote in our Annual Report on Form 10-K for the year ending December 31, 2010 as follows:

... During 2009, 2008 and 2007, we strengthened reserves by $421 million, $514 million and $101 million, respectively, as a result of changes in estimates related to prior year insured events and the development of information and trends not previously known when establishing the reserves in prior periods. In 2009, we strengthened claims reserves related to our long-term care insurance business by $211 million from $2,791 million as of December 31, 2008. Consistent with our reserving methodology, the strengthening includes a reclassification from future policy benefit reserves, which includes a provision for expected claims from policy inception. This provision is reclassified to claim reserves upon commencement of actual claim activity. Additionally, the strengthening includes refinements to our estimated claims reserves for timing, amount and duration of claims associated with observed loss development. We also strengthened reserves related to our international mortgage insurance business in 2009 by $125 million from $366 million as of December 31, 2008. This strengthening was primarily related to an increase in delinquencies, particularly in Canada and Europe, as a result of slowing economies, rising unemployment, falling real estate values and reduced consumer spending in those countries that were experienced at the end of 2008. The impact of these market and economic events could not have been predicted at the time these reserves were established. In our U.S. mortgage insurance business, we increased reserves by a net $50 million from $1,711 million as of December 31, 2008. As a result of our loss mitigation activities, we reduced our prior year reserves by $351 million related to rescissions and $114 million related to workouts, loan modifications and

Mr. Jim B. Rosenberg

July 27, 2010

pre-sales. These reductions were offset by a strengthening of reserves related to the aging of the underlying delinquent loans. With the decline in home values and tightening credit liquidity in 2009, the ability to cure a delinquent loan has become increasingly difficult to achieve and caused an increase in the aging of delinquent loans. These aged delinquent loans also had a higher estimated claim rate as compared to the prior year as a result of deteriorating loss development trends and the adverse market and economic ~~environment~~conditions. The rapid increase in unemployment levels and home price depreciation as well as the severe deterioration of the overall economic environment in early 2009 could not have been predicted at the time these reserves were established. For our other businesses, the remaining unfavorable development related to refinements on both reported and unreported insured events occurring in the prior year as part of our reserving process.

Our policy and contract claims liability related to our U.S. mortgage insurance business also included a settlement of arbitration proceedings with a lender regarding certain bulk transactions in the third quarter of 2009 of $95 million, consisting of net paid claims of $203 million and a decrease in reserves of $108 million which were included in the current year incurred and paid claims in the chart above.

*    *    *    *    *

Mr. Jim B. Rosenberg

July 27, 2010

We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and
•	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Patrick B. Kelleher at (804) 662-2411 or Amy R. Corbin at (804) 662-2685.

Sincerely,

/s/ Patrick B. Kelleher	/s/ Amy R. Corbin
Patrick B. Kelleher	Amy R. Corbin
Senior Vice President	Vice President and Controller
— Chief Financial Officer	(Principal Accounting Officer)
(Principal Financial Officer)

cc:	Staci Shannon, Staff Accountant, U.S. Securities and Exchange Commission
Joel Parker, Branch Chief, U.S. Securities and Exchange Commission
Michael D. Fraizer, Chairman, President and Chief Executive Officer, Genworth

Financial, Inc.